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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 7)*

                            Illini Corporation
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                              (Name of Issuer)


                               Common Stock
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                       (Title of Class of Securities)


                                451773105
       -------------------------------------------------------------
                              (CUSIP Number)

                            Thomas C. Erb, Esq.
                       Lewis, Rice & Fingersh, L.C.
                      500 North Broadway, Suite 2000
                         St. Louis, Missouri 63102
                              (314) 444-7600
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              April 12, 2001
       -------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                        SCHEDULE 13D


CUSIP No. 451773105                     Page 2 of 4 Pages


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Ida R. Noll

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) []
                                                                (b) []

3    SEC USE ONLY


4    SOURCE OF FUNDS*


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America


                  7    SOLE VOTING POWER

 NUMBER OF             44,863
   SHARES
BENEFICIALLY      8    SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING        9    SOLE DISPOSITIVE POWER
PERSON WITH
                       44,863

                  10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     44,863

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                []

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.85%

14   TYPE OF REPORTING PERSON*

     IN

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         Item 4 of this Schedule 13D is hereby revised by adding the following:

ITEM 4.  PURPOSE OF TRANSACTION.

         Except as described in the second paragraph of this Item 4, the Reporting Person does not have any present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure;
(vii) any change in the Company's articles of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person; (viii) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

         The Reporting Person entered into a Stock Purchase Agreement, dated April 12, 2001, with the Company and certain other shareholders of the Company pursuant to which the Company would repurchase all of the shares of common stock of the Company beneficially owned by the Reporting Person. A copy of the Company's press release announcing this development is attached as an exhibit to this filing and is incorporated herein by reference.

         The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Company Press Release, dated April 12, 2001, announcing the Stock Purchase Agreement.


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                             SCHEDULE 13D

CUSIP NO. 451773105

                              SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         April 27, 2001
                           -------------------------------------------
                                             (Date)



                                         /s/ Ida R. Noll
                           -------------------------------------------
                                           Ida R. Noll



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                                   Exhibit A
Illini Corporation
3200 West Iles Avenue
Springfield, Illinois  62704
Tel (217) 787-5111 Fax (217) 547-9659

NEWS RELEASE
For Immediate Release

Media Contact:                             Investor Contact:
Burnard K. McHone, President               Mary T. Powell, Executive Secretary
217/787-5111, Extension 217                (217) 787-5111



                            ILLINI SETTLES DISPUTE
                          Springfield Banking Company
                             Buys 28% of Its Stock

SPRINGFIELD, IL, April 12, 2001. Illini Corporation has resolved a long standing dispute over the control of the $240 million Springfield banking company by purchasing a significant interest in the Company from a Springfield family. Illini's Board of Directors has signed a definitive agreement to purchase nearly 28% of its outstanding shares from the Noll family and related interests.

The total transaction is valued at approximately $7.2 million to be paid over three years. The agreement settles litigation with the family and includes standstill and non-compete covenants. The transaction is subject to approval of federal and state banking regulators.

Illini was represented by Williams & Connolly, a national law firm in Washington, D.C. engaged by the Company in 1999. The Bank Advisory Group of Austin, Texas issued a fairness opinion on the transaction.

                                  ****END****

This news release may include forward-looking statements that are based on the Company's current expectations and assumptions and are subject to numerous risks and uncertainties that could cause actual results to materially differ from those anticipated. Such risks and uncertainties include, among others, general business and economic conditions, competitive actions and regulatory actions.


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